

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2010

Via U.S. Mail and Facsimile

Michael B. Frankel
Director and Chairman Designate
Western Liberty Bancorp
1370 Avenue of the Americas
28th Floor
New York, NY 10019

> **Re: Western Liberty Bancorp**
> **Preliminary Information Statement on Schedule 14C**
> **Filed September 28, 2010**
> **File No. 001-33803**

Dear Mr. Frankel:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Matt S. McNair
Attorney-Adviser

cc: Frank Lopez, Esq.
Proskauer Rose, LLP
(212) 969-2900
(facsimile only)